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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09041910

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 6 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-021033~~ 8-38647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3-1-2008 (MM/DD/YY) AND ENDING 2-28-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUE FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 N. CENTRAL AVE., SUITE 200
(No. and Street)

PHOENIX (City) ARIZONA (State) 85012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL R. MELBY 602-252-0911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON GUNDERSON LLP
(Name – *if individual, state last, first, middle name*)

3003 N. CENTRAL AVE
SUITE 500 (Address) PHOENIX (City) ARIZONA (State) 85012 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL R. MELBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUE FINANCIAL GROUP, INC., as of 2-28, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Raye G Rose
My Commission Expires
09/28/2012

Signature

PRESIDENT & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) INDEPENDENT AUDITORS" REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUE FINANCIAL GROUP, INC.
Phoenix, Arizona

FINANCIAL STATEMENT
February 28, 2009

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
CUE Financial Group, Inc.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of CUE Financial Group, Inc. as of February 28, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CUE Financial Group, Inc. as of February 28, 2009, in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Phoenix, Arizona
April 21, 2009

CUE FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
February 28, 2009

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 706,216
Available-for-sale securities	112,638
Commissions receivable	132,030
Accounts receivable	13,228
Prepaid expenses	34,089
Total current assets	998,201
PROPERTY AND EQUIPMENT	
Furniture and equipment	358,721
Leasehold improvements	138,072
Total, at cost	496,793
Less accumulated depreciation and amortization	(465,353)
Total property and equipment	31,440
OTHER ASSETS	
Intangible assets, less accumulated amortization of $104,167	170,833
Investment in partnership	32,000
Deferred tax asset	23,287
Deposits	11,000
Total other assets	237,120
TOTAL ASSETS	$ 1,266,761

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 10,026
Commissions payable	195,587
Accrued expenses	165,044
Income taxes payable	16,189
Current maturities of note payable	10,911
Total current liabilities	397,757
LONG-TERM LIABILITIES	
Deferred rent benefit	40,621
Note payable, less current maturities	3,783
Total long-term liabilities	44,404
Total liabilities	442,161
STOCKHOLDERS' EQUITY	
Common stock, no par value; 1,000,000 shares authorized, 100,000 shares issued, 95,750 shares outstanding	322,753
Additional paid-in capital	50,778
Preferred stock, $1 par value; 1,000,000 shares authorized, 10,000 shares issued and outstanding	10,000
Retained earnings	657,169
Accumulated other comprehensive income	(30,388)
	1,010,312
Treasury stock, 4,250 shares, at cost	(185,712)
Total stockholders' equity	824,600
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,266,761

The accompanying notes are an integral part of the financial statement.

CUE FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENT
February 28, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CUE Financial Group, Inc. (CUE or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). CUE provides brokerage services for annuities, mutual funds, and publicly traded securities to its customers. CUE is also engaged in the business of selling insurance policies of every nature and kind, together with related products. The Company is licensed to do business in 46 states. For transactions involving publicly traded securities, CUE functions as the introducing broker and communicates trade orders for its customers through a correspondent broker. A significant portion of CUE's revenue is derived from commissions on sales of securities and other financial products. For the year ended February 28, 2009, commissions on mutual funds accounted for 51%, stocks and bonds 8%, variable annuities 19%, fixed annuities 8%, fee income 12%, and other products was 2% of commission revenue.

CUE operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all customers on a fully disclosed basis with the fund companies or a clearing broker-dealer, and promptly transmit all customer funds and securities to the fund companies or a clearing broker-dealer. The fund companies and clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by fund companies or a clearing broker-dealer. In addition and per regulation, the Company is required to maintain its own books and records.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For financial statement purposes, the Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents.

The Company, in the normal course of business, maintains funds on deposit in various demand and investment accounts in excess of the insured deposit limits.

Investment Securities

Debt and equity securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost, adjusted for amortization of premiums and accretion of discounts. Securities not classified as held-to-maturity or trading, including debt and equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Securities (Continued)
Purchase premiums and discounts are recognized in interest income using the straight-line method, which approximates the interest method, over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in its fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. The Company does not maintain a trading or held-to-maturity portfolio.

Property and Equipment
Property and equipment are initially recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of five years and seven years are used for computing depreciation for furniture and equipment. Leasehold improvements are amortized over the applicable lease term, which approximates their useful lives.

Intangible Assets
The intangible asset for the trade name is initially recorded at cost. The intangible asset for the book of business, (including remaining assets, customer lists and client servicing rights) purchased by the Company from a retired sales representative is initially recorded at cost. Amortization is computed using the straight-line method over fifteen years.

Investment in Partnership
The investment in partnership is carried at cost.

Revenue Recognition
Commission income from publicly traded securities transactions is recorded on the trade date at which time the related commission receivable is recorded.

Advertising
The Company expenses advertising costs as incurred.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, measured by enacted tax rates for years in which taxes are expected to be paid or recovered. Deferred taxes are provided for temporary differences between financial and tax accounting, principally for differences in the book and tax basis of property and equipment.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets
The Company reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management does not believe that there were any long-lived asset impairments for the year ended February 28, 2009.

Change in Accounting Principles
Effective March 1, 2008, the Company adopted FASB Statement No. 157, "Fair Value Measurements" (FAS 157), which provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, FAS 157 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. The adoption of FAS 157 did not have a material impact on the Company's February 28, 2009, financial statements.

New Accounting Standards
In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109 (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006, but the effective date has been deferred to fiscal years beginning after December 15, 2008, for certain nonpublic enterprises by FASB Staff Position No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises (FSP FIN 48-3)."

The Company has elected to defer the adoption of FIN 48 and will continue to account for uncertain tax positions using the guidance in FASB Statement No. 5, "Accounting for Contingencies," until FIN 48 is adopted. The cumulative effect of adopting FIN 48 will be recorded as an adjustment of retained earnings on March 1, 2009. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial position and results of operations.

CUE FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENT
February 28, 2009

NOTE 2 – INVESTMENT SECURITIES AND INVESTMENT INCOME

The following is a summary of available-for-sale securities:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Stock certificates	$ 19,537	$ -	$ (12,279)	$ 7,258
Mutual funds	108,656	-	(17,976)	90,680
Corporate bond	12,088	-	(152)	11,936
Mortgage-backed securities	2,745	19	-	2,764
Total	$ 143,026	$ 19	$ (30,407)	$ 112,638

Stock certificates include shares in a commercial bank and NASDAQ.

The amortized cost and fair values of investment securities available-for-sale at February 28, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 12,088	$ 11,936
Stock certificates	19,537	7,258
Mutual funds	108,656	90,680
Mortgage-backed securities	2,745	2,764
Total	$ 143,026	$ 112,638

Information pertaining to securities with gross unrealized losses at February 28, 2009, aggregated by investment category and length of time that individual investment securities have been in a continuous loss position, are as follows:

	Less than 12 Months		Greater than 12 Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Stock certificates	$ (1,830)	$ 6,270	$ (10,449)	$ 988
Mutual funds	(7,642)	42,358	(10,334)	48,322
Corporate bond	(152)	11,936	-	-
Total	$ (9,624)	$ 60,564	$ (20,783)	$ 49,310

NOTE 2 – INVESTMENT SECURITIES AND INVESTMENT INCOME (CONTINUED)

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At February 28, 2009, five securities have unrealized losses with aggregate depreciation of approximately 22% from the Company's amortized cost basis. These unrealized losses relate primarily to marketable equity securities due to volatility in the stock market. Although the issuers have shown declines in earnings as a result of the weakened economy, no credit issues have been identified that cause management to believe the declines in market value are other than temporary. In analyzing the issuer's financial condition, management considers industry analysts' reports, financial performance and projected target prices of investment analysts within a one-year time frame. The Company has the ability to hold the securities until maturity or a long period of time sufficient for recovery as experienced in the past years. Management concludes that there is no permanent or other-than-temporary impairment to all investment securities.

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

Interest income is summarized as follows:

Cash and cash equivalents	$ 9,729
Available-for-sale securities	796
Total interest income	$ 10,525

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts owed by various brokers. Management believes that all commissions receivable at February 28, 2009, are collectible, and therefore has not established an allowance for doubtful accounts.

NOTE 4 – INCOME TAXES

A summary of the changes in the deferred tax asset during the year ended February 28, 2009, follows:

Beginning deferred tax asset		$ 17,455
Deferred tax benefit:		
Federal	$ 5,120	
State	712	
		5,832
Ending deferred tax asset		$ 23,287

NOTE 4 – INCOME TAXES (CONTINUED)

The deferred tax asset is related to temporary differences arising from the Company's depreciation and amortization of property and equipment.

Income taxes payable consists of the following components:

Federal	$ 12,615
State	3,574
Total income taxes payable	$ 16,189

The provision for income taxes consists of the following:

Current:	
Federal	$ 14,934
State	4,205
	19,139
Deferred tax benefit	(5,832)
Total provision for income taxes	$ 13,307

The effective tax rate is calculated as follows:

	Gross	Tax Effected	Effective Tax Rate
Income before income taxes	$ 38,231	$ 6,882	18.0%
Permanent differences:			
Officer life insurance	29,018	5,223	13.7%
Meals and entertainment	1,747	314	0.8%
Other		(2,605)	(6.8%)
Total state provision for income taxes		3,493	9.1%
Total provision for income taxes		$ 13,307	34.8%

NOTE 5 – NOTE PAYABLE

Note payable consists of the following:

Vehicle note payable, requiring monthly installments of $958, including interest at 6.0% per year, with final payment due in June 2010. The vehicle is pledged as collateral.	$ 14,694
Less current maturities	(10,911)
Long-term maturities of note payable	$ 3,783

NOTE 5 – NOTE PAYABLE (CONTINUED)

Future maturities of the note payable are as follows:

2010	$ 10,911
2011	3,783
Total note payable	$ 14,694

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The rule of limitations on withdrawal of equity capital also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At February 28, 2009, the Company had net capital of $490,840 (as computed under Rule 15c3-1), which was $390,840 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.90 to 1 as of February 28, 2009.

NOTE 7 – LEASE COMMITMENTS

In 2007, CUE extended the term of the noncancelable operating lease for its main office location. In lieu of a tenant improvement allowance, CUE elected to receive a discount of $86,022 towards the first six monthly payments under the new lease agreement. The lease expires on July 31, 2010, and does not contain an additional renewal option. The discount is being deferred over the term of the lease and the remaining deferred rent benefit was $40,621 as of February 28, 2009.

CUE is also obligated under four noncancelable operating leases for two automobiles and certain office equipment with monthly lease payments, expiring in 2011.

Future minimum payments under the noncancelable operating leases are as follows:

2010	$ 387,745
2011	164,917
2012	4,496
Total	$ 557,158

Rent expense was $299,834 for the year ended February 28, 2009.

NOTE 8 – LEGAL CONTINGENCIES

The Company is periodically a party to various legal actions which arise in the normal course of business, the aggregate effect of which, in management's and legal counsel's opinion, would not be material to the Company's financial condition.

NOTE 9 – EMPLOYEE BENEFIT PLAN

Employees may participate in a 401(k) savings plan, whereby they may elect to defer a percentage of their salaries upon meeting age and length of service requirements. The plan also allows discretionary employer contributions. The Company did not contribute to the plan for the year ended February 28, 2009.

NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENTS MEASUREMENTS

In determining fair value, the Company uses various valuation approaches within the FAS 157 fair value measurement framework. Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability.

FAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. FAS 157 defines levels within the hierarchy based on the reliability of inputs as follows:

Level 1 Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 Valuations based on quoted prices for similar assets or liabilities or identical assets or liabilities in less active markets, such as dealer or broker markets; and

Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable, such as pricing models, discounted cash flow models and similar techniques not based on market, exchange, dealer or broker-traded transactions.

Following is a description of the valuation methodologies used for instruments measured at fair value and their classification in the valuation hierarchy.

Available-For-Sale Investments: Market value technique is marked to market on a monthly basis, of which information is performed and provided on monthly basis by Pershing LLC (Pershing). For securities traded on the New York Stock Exchange (NYSE), Pershing often obtains the NYSE closing price from their pricing vendor for recordkeeping purposes. The NYSE closing price is the price recorded for the last transaction executed on the NYSE for a given security on a specific trading day. This price may also be used for securities listed on multiple exchanges. For securities traded on the NASDAQ, Pershing uses the NASDAQ Official Closing Price. For other securities that only trade domestically, Pershing uses the consolidated closing price. For fixed income securities, Pershing's month end pricing is provided to them by Interactive Data Corporation whose evaluations are based on market data.

NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENTS MEASUREMENTS (CONTINUED)

Fair values of assets and liabilities measured on a recurring basis at February 28, 2009, are as follows:

	Fair Value Measurements at Reporting Date Using			
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$ 112,638	$ 97,938	$ 14,700	$ -

This information is an integral part of the accompanying financial statement.